Exhibit 99.2
Satyam receives SEBI approval
Hyderabad, 22 April 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”), announced today that the Securities and Exchange Board of India (the “SEBI”) had, by letter dated 20 April, 2009 (the “SEBI Letter”), as clarified by a letter dated 21 April, 2009 (the “SEBI Clarification Letter”), granted certain relaxations/exemptions/permissions from strict compliance with applicable SEBI regulations in connection with the process followed by the Company pursuant to Regulation 29A of the SEBI Takeover Regulations to select an investor.
As previously disclosed by the Company, SEBI had previously granted certain in-principle exemptions/relaxations from applicable SEBI regulations and guidelines in connection with the process to be followed by the Company pursuant to Regulation 29A of the SEBI Takeover Regulations to select an investor.
This press release, the SEBI Letter and the SEBI Clarification Letter are being furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and are available to the public over the Internet on the SEC’s website at http://www.sec.gov.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Satyam Contacts:
For clarifications, write to us at MediaRelations@Satyam.com

Or contact our global Satyam PR representatives at:
US	Jim Swords james_swords@satyam.com +1-703-877-2225
Europe	Sandeep Thawani Sandeep_Thawani@Satyam.com +44-783-010-3838
Asia-Pacific	Dan Bleakman Dan@howorth.com.au +61-439-408-484 Reshma Wad Jan Reshma@wer1.net +65-98-140-507

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